UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Best Efforts Offering

On March 23, 2026, Linkers Industries Limited (the “Company”), a British Virgin Islands business company, entered into a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) for the offering and sale of units in a best efforts offering as described below (the “Offering”) for aggregate gross proceeds to the Company of approximately $16 million, before deducting placement agent fees and other estimated expenses payable by the Company. Pursuant to the Securities Purchase Agreement and the Registration Statement (as defined below), the Company issued and sold: (i) 4,065,957 units (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Shares (each a “Series A Warrant”) and one series B Warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), and (ii) 19,022,066 pre-funded units (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one Series A Warrant and one Series B Warrant at a public offering price of $0.693 per Ordinary Unit and $0.69299 per Pre-Funded Unit. The Offering closed on March 24, 2026.

The Company anticipates receiving approximately $14 million after fees and expenses payable by the Company in connection with the Offering. The Company intends to use a portion of the net proceeds from the Offering to finance its potential acquisition of additional equity interests in LPW Electronics Co., Ltd of which it currently owns 20% of the outstanding shares, and the remainder for capital expenditures, operating capacity, working capital, general corporate purposes and potential mergers and acquisitions in the future. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, which will depend upon numerous factors, including the progress of expansion and development efforts, whether or not the Company enters into strategic transactions, general operating costs and expenditures, and the changing needs of the Company’s business.

Each Pre-Funded Warrant is immediately exercisable at an exercise price of $0.00001 per share and will expire once exercised in full. The Series A Warrants and the Series B Warrants are immediately exercisable and will expire on March 24, 2027. Each Series A Warrant has an initial exercise price per share equal to $0.7277. The exercise price of each Series A Warrant will be reset immediately following the thirtieth (30th) calendar day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share VWAPs (as defined in the Series A Warrant) of the Ordinary Shares for the give (5) trading days immediately prior to the Reset Date, provided that such price shall not be lower than $0.1386 (the “Floor Price”). On the Reset Date, the number of Class A Ordinary Shares then available for issuance upon exercise of the Series A Warrants will be increased so the aggregate exercise price of the Series A Warrants on the issuance date of each Series A Warrant will remain unchanged following such reset. On the Reset Date, at the assumed Floor Price of $0.1386, a holder of Series A Warrant may be entitled to 5.25 Class A Ordinary Shares upon exercise of a Series A Warrant and holders of Series A Warrants may be issued up to 121,212,121 Class A Ordinary Shares if all Series A Warrants are exercised in full at the Floor Price after the Reset Date.

Each Series B Warrant has an exercise price per share equal to $1.1781. A holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero exercise price” option in which the holder is entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the number of Class A Ordinary Shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP of the Class A Ordinary Shares during the five (5) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero exercise price” option is only available at a time when the applicable Low Price is lower than the then applicable Exercise Price. At no time can the Low Price be lower than the Floor Price. Accordingly, if the holder elects the zero price exercise option, the number of shares of Class A Ordinary Shares issuable upon exercise of the Series B Warrants could increase to up to an aggregate of 346,320,346 Class A Ordinary Shares, assuming the Low Price equals the Floor Price at the time of such election.

Pursuant to the Securities Purchase Agreement, the Company agreed not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions, for a period 30 days beginning on the date of the Securities Purchase Agreement. The Company also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) beginning on the date of the Securities Purchase Agreement for a period of 30 days, subject to certain exceptions. The Securities Purchase Agreement contains customary representations, warranties and closing conditions therein.

Also on March 23, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to 7% of the gross proceeds of the Offering and reimburse the Placement Agent for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $164,900.

The securities offered and sold by the Company were registered on the Company’s registration statement on Form F-1 (File No. 333-294360), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2026 and was declared effective by the SEC on March 20, 2026.

On March 23, 2026, the Company issued a press release announcing the pricing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the (i) form of Pre-Funded Warrant, (ii) form of Series A Warrant, (iii) form of Series B Warrant, (iv) form of Securities Purchase Agreement, (v) Placement Agency Agreement, and (vi) press release on March 23, 2026 are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

Issuance of Class B Ordinary Shares

As reported previously, on March 16, 2026, the Company entered into a share subscription agreement (the “Share Subscription Agreement”) with Man Tak Lau, its controlling shareholder (the “Controlling Shareholder”), pursuant to which the Company agreed to issue and sell, and the Controlling Shareholder agreed to subscribe for, 60,000,000 Class B ordinary shares of the Company, par value US$0.00001 (the “Class B Ordinary Shares”, and, together with the Class A Ordinary Shares, the “Ordinary Shares”) for the total consideration of $600 (the “Subscription”), subject to certain closing conditions. In connection with the Subscription, the board of directors of the Company approved to re-classify and re-designate 60,000,000 Class A Ordinary Shares out of the authorized but unissued Class A Ordinary Shares to Class B Ordinary Shares and adopted the fourth amended and restated memorandum and articles of association to effect the reclassification and redesignation (the “New M&A”).

On March 16, 2026, the filing of the New M&A was accepted by the Registrar of Corporate Affairs of the British Virgin Islands. The Subscription was closed on March 24, 2026. Immediately following the closing of the Subscription, the Controlling Shareholder owns 68,329,500 Ordinary Shares, including 5,829,500 Class A Ordinary Shares and 62,500,000 Class B Ordinary Shares, which represents approximately 70.8% of the total issued and outstanding Ordinary Shares and approximately 97.8% of the total voting power after giving effect to the Offering and assuming no exercise of the Pre-Funded Warrants, the Series A Warrants and Series B Warrants. The New M&A is attached hereto as Exhibit 3.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated as of March 23, 2026
99.1	Press Release, dated as of March 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKERS INDUSTRIES LIMITED

By:	/s/ Wai Kee Kan
Name:	Wai Kee Kan
Title:	Director and Chief Executive Officer

Date: March 24, 2026

4